PREMIUM NICKEL RESOURCES LTD. TO BEGIN TRADING
ON THE OTCQX BEST MARKET AND APPOINTS TIMOTHY H. MORAN AS CLO

Toronto, Ontario, January 20, 2023 - Premium Nickel Resources Ltd. (TSXV:PNRL; OTCQX: PNRLF) ("PNRL" or the "Company"), is pleased to announce that the common shares of the Company will begin trading on the OTCQX Best Market ("OTCQX Market") at the open of the market on January 20, 2023 under the symbol "PNRLF". The Company confirms appointment of Mr. Timothy H. Moran as Chief Legal Officer and Corporate Secretary, effective immediately.

Trading on the OTCQX Market is an important step for companies seeking to provide transparent trading for their U.S. investors. For companies listed on a qualified international exchange, streamlined market standards enable them to utilize their home market reporting to make their information available in the U.S. To qualify for OTCQX Market, companies must meet high financial standards, follow best practice corporate governance and demonstrate compliance with applicable securities laws. Investors can find current market information and real-time quotes for the Company on www.otcmarkets.com.

Timothy Moran has been with the Company and Premium Nickel Resources Corporation since September 2019, as Corporate Secretary. As CLO, Mr. Moran will oversee management of PNRL's compliance and risk management. Mr. Moran is a Canadian corporate and securities law professional with over 30 years of experience advising domestic and international public and private companies.

About Premium Nickel Resources Ltd.

PNRL is a Canadian company dedicated to the exploration and development of high-quality nickel copper + cobalt resources. PNRL believes that the medium to long-term demand for these metals will continue to grow through global urbanization and the increasing replacement of internal combustion engines with electric motors. Importantly, these metals are key to a low-carbon future.

PNRL focuses its efforts on discovering world class nickel sulphide assets in jurisdictions with rule of-law that comply with PNRL's values and principles which surpasses the highest industry standards. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders.

PNRL maintains a skilled team that has worked on over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like Selebi and Selkirk. PNRL's team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

On January 31, 2022, PNRL closed the acquisition of PNRL's flagship asset, the Selebi Mine. The Selebi Mine includes two shafts (Selebi and Selebi North shafts) and related infrastructure (rail, power and water). Shaft sinking and plant construction started in 1970. Mining concluded in October 2016 when the operations were placed on care and maintenance due to a failure in the separate and offsite processing facility. The Selebi Mine was subsequently placed under liquidation in 2017. The proposed work plan for the Selebi Mine includes diamond drilling which is expected to be ongoing for up to 18 months. During that time, additional metallurgical samples will be collected and sent for more detailed studies. The underground infrastructure at Selebi North will be upgraded to support an underground drilling program as well as improved health & safety.

In addition, PNRL is evaluating direct and indirect nickel asset acquisition opportunities globally, and also: (i) holds 100% interest in the Selkirk Mine which was acquired in August 2022 as well as four adjacent Prospecting Licenses in Botswana, (ii) holds a 100% interest in the Maniitsoq property in Greenland, which is a camp-scale permitted exploration project comprising 3,048 square kilometres covering numerous high-grade nickel-copper + cobalt-sulphide occurrences associated with norite and other mafic-ultramafic intrusions of the Greenland Norite Belt; (iii) holds a 100% interest in the Post Creek/Halcyon property in Sudbury, Ontario which is strategically located adjacent to the past producing Podolsky copper-nickel-precious metal sulphide deposit of KGHM International Ltd.; (iv) holds a 100% ownership of property in the Quetico region near Thunder Bay, Ontario; and (v) is expanding its area of exploration interests into Morocco.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Business Development

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to, objectives, goals or future plans of the Company including the proposed work plan at the Selebi Mine. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR (www.sedar.com) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.